GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)
REPORT PURSUANT TO RULE X-17a-5(d)
YEAR ENDED DECEMBER 31, 2017

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-17 AND ENDING 12-31-17
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GX2 Spread Markets, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 S. LaSalle Street, Suite 1800
                                        (No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Jaberg

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
                        (Name – if individual, state last, first, middle name)

141 W. Jackson Blvd., Suite 2900 Chicago	IL	60604
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Jaberg, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GX2 Spread Markets, LLC as of December 31, 2017 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
MARY MOLITOR
Notary Public – State of Illinois
My Commission Expires June 02, 2020

_____
Signature

President and CEO
Title

_____
Notary Public

This report contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Operations.
[x] (d) Statement of Changes in Members' Equity.
[x] (e) Statement of Cash Flows.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Supplemental Information:

[x] (g) Computation of Net Capital pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

CONTENTS

	PAGES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN MEMBER'S EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-8
SUPPLEMENTARY INFORMATION COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1	9
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3	10
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT	11

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GX2 SPREAD MARKETS, LLC
Chicago, Illinois

We have audited the accompanying financial statements of GX2 SPREAD MARKETS, LLC ("the Company") (an Illinois Limited Liability Company), which comprise the statement of financial condition as of December 31, 2017, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on pages 9 and 10 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Chicago, Illinois
February 21, 2018

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$	1,258,374
Receivable from clearing brokers		4,238,290
Other assets		78,476
TOTAL ASSETS	$	5,575,140

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	171,999
TOTAL LIABILITIES		171,999
MEMBER'S EQUITY		5,403,141
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,575,140

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2017

REVENUES		
Trading income	$	2,120,270
Other income		278,352
Total Revenues		2,398,622
EXPENSES		
Employee compensation and benefits		424,503
Commissions, clearance and other execution fees		337,077
Information and technology		650,432
Professional fees		96,420
Telephone		4,638
Administrative fees		61,638
SIPC fees		3,671
Rent and utilities		52,879
Other		77,789
Total Expenses		1,709,047
NET INCOME	$	689,575

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2017

Balance, December 31, 2016	$	4,913,566
Member contributions		150,000
Member withdrawals		(350,000)
Net income		689,575
Balance December 31, 2017	$	5,403,141

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

OPERATING ACTIVITIES		
Net income	$	689,575
Adjustments to reconcile net income to net cash used in operating activities		
(Increase) in assets:		
Receivable from clearing brokers	(	2,289,245)
Other assets	(	75,340)
Increase in liabilities:		
Accounts payable and accrued expenses		113,170
Total adjustments	(	2,251,415)
NET CASH USED IN OPERATING ACTIVITIES	(	1,561,840)
FINANCING ACTIVITIES		
Member contributions		150,000
Member withdrawals	(	350,000)
NET CASH USED IN FINANCING ACTIVITIES	(	200,000)
NET DECREASE IN CASH	(	1,761,840)
CASH AT DECEMBER 31, 2016		3,020,214
CASH AT DECEMBER 31, 2017	$	1,258,374

Supplemental Cash Flow Information:
Cash payments for interest during the period totaled $0.
Cash payments for income taxes during the period totaled $0.

(1) NATURE OF BUSINESS

GX2 SPREAD MARKETS, LLC (the "Company"), an Illinois Limited Liability Company, operates as an introducing broker that offers algorithmic execution for spreads on multiple products to registered broker-dealers, institutional customers and professional traders. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), and as an introducing broker with the National Futures Association ("NFA"). The Company is a wholly-owned subsidiary of GX2 Systems, LLC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies

The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Securities and Futures Transactions

Securities transactions are recorded on the trade date and, accordingly, include gains and losses on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on any open futures contracts are reflected in income. The commission structure for certain trading activities is such that transaction costs are charged as an adjustment to the execution price in lieu of direct commission expenses; hence, those execution price adjustments are included as a component of Trading Income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, have either short-term maturities, are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Comprehensive Income

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(2)   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

Accounting for Uncertainty in Income Taxes
ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2017.

(3)   *INCOME TAXES*

No provision has been made for income taxes as the taxable income or loss of the Company is included in the income tax return of the member.

(4)   *FAIR VALUE MEASUREMENTS*

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(4)   *FAIR VALUE MEASUREMENTS (continued)*

The Company records its financial instruments at fair value and categorizes them based upon a fair value hierarchy in accordance with ASC 820-10. At December 31, 2017, the Company had no open financial instruments. At December 31, 2017, no valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(5)   *CONCENTRATIONS OF CREDIT RISK*

At December 31, 2017, the Company had significant concentrations of credit risk which consisted of a cash bank balance in excess of the federally-insured level (approximating 19% of total firm equity) and deposits with two of the Company's clearing firms (approximating 60% and 19% of total firm equity).

(6)   *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1 (the Uniform Net Capital Rule) which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2017, the Company had net capital and net capital requirements of $5,312,065 and $250,000, respectively, and had no customer accounts.

The Company is exempt from the provisions of the SEC's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

These regulatory capital requirements may effectively restrict advances to affiliates or capital withdrawals.

(7)   *RELATED PARTY TRANSACTIONS*

The Company is party to an expense sharing agreement with an affiliated entity under which they share certain general and administrative services including certain salaries, rent and administrative fees. Costs allocated to the Company during the period totaled $810,015.

(8)   *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 21, 2018, which is the date the financial statements were available to be issued. No events have occurred from the date of the financial statement to February 21, 2018, which would require adjustments to or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2017

NET CAPITAL		
Member's equity	$	5,403,141
LESS:		
Non-allowable assets - Other assets	(	78,476)
Commodity futures proprietary capital charges	(	12,600)
	(	91,076)
NET CAPITAL BEFORE HAIRCUTS		5,312,065
Haircuts	(	-)
NET CAPITAL	$	5,312,065

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $250,000)	$	250,000
EXCESS NET CAPITAL	$	5,062,065

Note: There are no material differences between the audited computation of net capital above and that per the Company's unaudited FOCUS report as originally filed.

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION FOR THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2017

These schedules are not applicable as GX2 SPREAD MARKETS, LLC is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it, as an introducing broker/dealer, clears all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
    GX2 SPREAD MARKETS, LLC
    Chicago, Illinois

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) GX2 SPREAD MARKETS, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c-3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c-3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Chicago, Illinois
February 21, 2018

GX2 Spread Markets, LLC

190 S. LaSalle Street
Suite 1950
Chicago, IL 60603
312 471-6300



January 18, 2018

Schultz and Chez, LLP
141 W. Jackson Blvd., Suite 2900
Chicago, IL 60604

Rule 15c3-3 Exemption Report

GX2 Spread Markets LLC (the "Firm") is a broker-dealer registered with the SEC, FINRA, CBOE and the NFA.

The Firm claims an exemption under paragraph (k)(2)(ii) of Securities and Exchange Act, Rule 15c3-3 (the "Rule") for the period January 1, 2017 through December 31, 2017. The Firm is exempt from the provisions of Rule because it meets the conditions set forth in paragraph (k)(2)(ii) of the Rule as follows:

> The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all the account of such customers and maintains and preserves such books and records pursuant to Rules 17a-3 and 17a-4.

The Firm has met the identified exemption provisions in paragraph (k)(2)(ii) of the Rule for the period January 1, 2017 through December 31, 2017 without exception.

The above statements are true and correct to the best of my knowledge and belief.



Signature

David W. Jaberg
Name

President & CEO
Title

1/18/2018
Date